UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                          (Amendment No.____________)1


                             Open Plan Systems, Inc.
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                                (Name of Issuer)


                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   683709-10-9
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                                 (CUSIP Number)


                Neil F. Suffa, 4299 Carolina Avenue, Building C
                    Richmond, Virginia 23222 (804) 228-5600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               September 15, 1999
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                        (Continued on following pages)

                             (Page 1 of 7 Pages)

______________
1 The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                          ---------------------------
  CUSIP No. 683709-10-9          SCHEDULE 13D             Page 2 of 7 Pages
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Anthony F. Markel
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  [  ]
                                                             (b)  [  ]

       Not Applicable
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [  ]

       Not Applicable
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       State of Virginia, United States of America
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            298,218
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             -0-
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             298,218
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       -0-
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       298,218
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [  ]
       Not Applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.8%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D


Item 1.  Security and Issuer

         This Schedule 13D relates to the Common Stock, no par value per share ( "Common Stock"), of Open Plan Systems, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 4299 Carolina Avenue, Building C, Richmond, Virginia 23222.


Item 2.  Identity and Background

         (a)    The reporting person is Anthony F. Markel

         (b) The business address of Mr. Markel is 4551 Cox Road, Glen Allen, VA 23060.

         (c) Mr. Markel is President and a director of Markel Corporation, whose business address is set forth in Item (2b) above. Mr. Markel is also chairman of the Board of Directors of the Issuer, whose address is set forth in Item 1 above.

         (d) During the past five years, Mr. Markel has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

         (e) During the past five years, Mr. Markel has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not as a result of any such proceeding been and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Markel is a citizen of the state of Virginia, United States of America.


Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Markel used personal funds in making the following acquisitions of shares of the Issuer's Common Stock:

         (i) 194,218 shares of Common Stock were purchased for approximately $407,661 between October 1, 1989 and August 24, 1998.

         (ii) 100,000 shares of Common Stock were purchased for $250,000 on September 15, 1999 in a private transaction described in Item 5(c) below.

         Also, pursuant to the Issuer's Stock Option Plan for Non-Employee Directors, 4,000 options, which are immediately exercisable, were granted to Mr. Markel, for his services on the Board of Directors of the Issuer, in 1,000 share increments on the following dates and at the following per share exercise prices:

                    05/15/96       $11.75
                    05/15/97       $3.97
                    05/15/98       $2.14
                    05/11/99       $2.81





                                Page 3 of 7 Pages

Item 4.  Purpose of Transaction

         The reporting person's purpose in acquiring Common Stock of the Issuer is personal investment. Mr. Markel may acquire additional shares of the Issuer's Common Stock if the price is acceptable and personal funds are available for such purchase.


Item 5.  Interest in Securities of the Issuer

         (a) The aggregate number of shares of Common Stock beneficially owned by Mr. Markel is 294,218 (including 4,000 option shares) or 6.8% of the issued and outstanding shares of Common Stock on September 15, 1999 (4,402,891)

         (b) The reporting person possesses the sole power to vote and dispose of all of the shares of Common Stock described in Item 5(a) above.

         (c) As reported in the Issuer's Form 8-K dated September 15, 1999, previously filed with the Commission, the Issuer announced that it and certain investors (who included Mr. Markel) agreed to purchase for cash the 993,542 shares of Common Stock held by the Company's founder, Stan A. Fischer, at a price of $2.50 per share. Mr. Fischer's holdings represented beneficial ownership of approximately 21.26% of the Issuer's Common Stock.

                Approximately 270,000 of Mr. Fischer's shares were redeemed by the Issuer. The remaining such shares were purchased by thirteen investors, who included a number of the Company's executive officers and directors.

                Affiliates of Great Lakes Capital, L.L.C. ("Great Lakes") acquired 160,000 shares. As a result, the beneficial ownership of the Issuer's Common Stock by the Great Lakes group increased from approximately 16.66% to approximately 20.69%. Under a certain  Voting and  Standstill  Agreement  dated June 17,  1998 between the Issuer, Great Lakes and Great Lakes Capital, Inc. (the "Standstill Agreement"), Great Lakes and its affiliates are generally prohibited from acquiring beneficial ownership of greater than 21% of the Issuer's Common Stock. Such agreement also provides for the Company to cooperate with Great Lakes and its affiliates in avoiding the triggering of the Virginia Control Share Acquisitions statute (the "Virginia Statute") with respect to purchases by the group of up to the 21% cap. In general, the Virginia Statute is activated when a purchase by a person causes such person's shareholdings to equal or exceed 20% of the issuer's common stock. Pursuant to the Standstill Agreement and in order to facilitate the share purchase from Mr. Fischer without triggering the Virginia Statute, the Fischer transaction was effected in two parts, which occurred concurrently. First, in accordance with a certain Stock Purchase Agreement dated August 31, 1999 (the "Stock Purchase
                Agreement"), the Company and those investors who were not affiliated with Great Lakes purchased the 993,542 shares of Common Stock from Mr. Fischer. Included in the Company's total were 160,000 shares in addition to the approximately 270,000 shares it was to redeem on a net basis. Secondly, pursuant to a certain Stock Redemption and Sale Agreement dated August 31, 1999, the Issuer sold 160,000 shares to certain Great Lakes affiliates in a private transaction.

         (d)    Not applicable

         (e)    Not applicable



                                Page 4 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         As described in Item 5(c) above, Mr. Markel entered into the Stock Purchase Agreement in order to acquire 100,000 shares of Common Stock. Pursuant to such agreement, the shares purchased thereunder by Mr. Markel are restricted as to resale absent registration of such shares or an exemption from registration. However, the Issuer is obligated under the Stock Purchase Agreement to effect a resale or "shelf" registration of shares purchased thereunder (including Mr. Markel's) with the Securities and Exchange Commission and other applicable securities regulators.


Item 7.  Material to be Filed as Exhibits

         Exhibit I - Stock Purchase Agreement between the Issuer, Stan A. Fischer and certain investors (including Anthony F. Markel) named therein dated August 21, 1999, incorporated from the Issuer's Current Report on Form 8-K dated September 15, 1999 and previously filed with the Commission.




                                Page 5 of 7 Pages

                                   Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  October 17, 1999          /s/ Anthony F. Markel
                                 -----------------------------------------------
                                 Signature

                                 Anthony F. Markel
                                 -----------------------------------------------
                                 Name






Attention:  Intentional  misstatements or omissions of fact  constitute  federal criminal violations (see 18 U.S.C. 1001).






                               Page 6 of 7 Pages

                                 EXHIBIT INDEX


Exhibit No.                       Description

    I Stock Purchase Agreement between the Issuer, Stan A. Fischer and certain investors named therein dated August 21, 1999, incorporated from the Issuer's Current Report on Form 8-K dated September 15, 1999 and previously filed with the Commission.









                               Page 7 of 7 Pages